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Confidential

November 13, 2024

Attention:

Ms. Kate Beukenkamp

Ms. Lilyanna Peyser

Ms. Valeria Franks

Mr. Adam Phippen

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Youlife Group Inc.
Draft Registration Statement on Form F-4
Confidentially Submitted September 30, 2024
CIK No. 0002028177

Dear Ms. Beukenkamp, Ms. Peyser, Ms. Franks and Mr. Phippen:

On behalf of our client, Youlife Group Inc., an exempted company incorporated in the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated October 30, 2024 on the Company’s Amendment No. 1 to Draft Registration Statement on Form F-4 submitted to the Commission on September 30, 2024 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-4 (the “Revised Draft Registration Statement”) via EDGAR for confidential review pursuant to the Jumpstart Our Business Startups Act.

To facilitate your review, we have separately emailed you a courtesy copy of the Revised Draft Registration Statement marked to show changes to Draft Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the disclosure addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form F-4

Cover Page

1.	We note your response to prior comment 2 and reissue in part. Specifically, please revise your disclosure in the paragraph beginning with the sentence “[y]oulife faces various risks and uncertainties related to doing business in China” to state that the value of such securities could not only significantly decline but could also “be worthless.” Revise your disclosure elsewhere throughout your proxy statement/prospectus as necessary to reflect the same.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 60, 62, 89, 90, 91 and 93 of the Revised Draft Registration Statement.

2.	We note your response to prior comment 5, including that Youlife has “established stringent controls and procedures for cash flows within this organization.” Please also state whether you have cash management policies that dictate how funds may be transferred throughout your organization and investors and any limits on such transfers, as well as whether such policies are memorialized. If you do not have such policies, state on the cover page that you have no such cash management policies that dictate how funds are transferred. This comment applies to your disclosure on page 33, as well.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 38 of the Revised Draft Registration Statement.

3.	We note your response to prior comment 23, including to your summary and risk factors section, and reissue in part. Please revise your cover page to similarly disclose the capital structure of Pubco including that it will result in control of Pubco by Mr. Wang and the disparate voting and conversion rights of the Class A and Class B Ordinary Shares as well as the resulting share holding and voting percentages that will be held by Mr. Wang as your controlling shareholder and his ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Revised Draft Registration Statement.

4.	Here and on page 45 under “Compensation Received by the Sponsor” please revise to clarify what is meant by “Pubco will pay to pay transaction expenses an aggregate amount up to $10 million,” including to whom such expenses will be paid and what the total amount of expenses are expected to be. Revise to describe the nature of and quantify the “outstanding loans or other obligations of Distoken or Pubco” that will be reimbursed to the Sponsor as of the date of the prospectus and on an estimated basis at the time of the Closing. Clarify when and at what prices (in each case on a per share and aggregate basis) each of the Founder Shares, Private Shares, Private Rights, and Distoken Ordinary Shares underlying Private Rights that are referenced in this section were issued to the Sponsor. Also include in this section the nature, amount and price paid for the Private Warrants and the associated underlying shares, as well as state that the Sponsor will receive $10,000 per month for office space and clarify which party will pay such amount. Finally, revise the last sentence of this section so that it applies to all of the types of compensation and securities discussed in this section. Refer to Items 1603(a)(6) and 1604(a)(3) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 50 and 51 of the Revised Draft Registration Statement.

Questions and Answers About the Business Combination

Q. What will happen in the Business Combination?, page 17

5.	We note your response to prior comment 14, including that “[i]mmediately after the consummation of the Business Combination, Mr. Yunlei Wang, Chief Executive Officer and Chairman of the Board of Youlife, will beneficially own all of the Pubco Class B Ordinary Shares.” Please revise your disclosure here, in the next Question and Answer, and elsewhere as appropriate (for example, on pages 34, 97 and 108) to state that this will result in Mr. Wang holding 77.2%-78.1% of Pubco, which is a controlling interest that will allow him to control all matters submitted to the shareholders for vote. Please also discuss here or in another Question and Answer that this will result in the company being a controlled company and the implications thereof. Also revise the definition of “Youlife Founder Shares” to clarify that they are all held by Mr. Wang.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 8, 19, 20, 37, 46, 114, 122 and 269 of the Revised Draft Registration Statement.

Q. What consideration will the Youlife Shareholders receive in return for the acquisition of Youlife by Distoken, page 18

6.	Please revise to also include a breakdown of the amount of consideration that Mr. Wang will receive, and the amount that the other Youlife Shareholders (who do not own Youlife Founder Shares) will receive.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 20 of the Revised Draft Registration Statement.

Q: What equity stake will current Public Shareholders, the Sponsor and Youlife Shareholders?, page 18

7.	We reviewed your revised disclosure in response to prior comment 17. For each redemption scenario, disclose the valuation that Youlife Group Inc. would need to equal in order for the non-redeeming shareholders’ interest per share to be at least the initial offering price per share of Distoken. Refer to Item 1604(c)(1) of Regulation SK.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 22 and 23 of the Revised Draft Registration Statement.

Q. What happens if the Business Combination is not consummated?, page 21

8.	Please revise your disclosure here, or in a new Question and Answer, and throughout your proxy statement/prospectus as appropriate to discuss whether shareholders may redeem their shares in connection with any proposal to extend the time period to complete a business combination.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 25, 127, 130 and 200 of the Revised Draft Registration Statement.

Q: How do I exercise my redemption rights?, page 23

9.	Please revise this Question and Answer and elsewhere throughout your proxy statement/prospectus as appropriate to discuss abstentions as applicable (i.e., Public Shareholders may elect to redeem their shares regardless of whether they abstain, vote for or vote against the proposed Business Combination).

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 26, 33, 49 and 199 of the Revised Draft Registration Statement.

Organizational Structure, page 39

10.	We note your response to prior comment 20 and reissue in part. Revise the second diagram to include the names and percentage ownership of all PRC subsidiaries; consider the use of footnotes as needed. Further, revise the third diagram to identify each person, group of persons, or entity that owns equity/has voting power in Pubco; as examples only, disclose that Youlife’s current CEO will be a controlling shareholder in and CEO of Pubco, identify the “Other Distoken Shareholders” and revise to include the necessary reference to the “(1)” associated with Youlife International Holdings Inc.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 45 and 46 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that the Company has over 80 subsidiaries in China, and as such, has filed the full list of Youlife’s PRC subsidiaries and their respective name and percentage ownership as Exhibit 21.1 to the Revised Draft Registration Statement.

Interests of the Sponsor and Distoken’s Directors, Officers and Advisors, page 45

11.	We note your response to prior comment 19 and reissue in part. Please revise your disclosure here to provide the disclosure required by Item 1604(b)(4) of Regulation SK. Specifically, in tabular format, (i) provide the terms and amount of the compensation received or to be received by the SPAC sponsor, its affiliates, and promoters in connection with the de-SPAC transaction or any related financing transaction, (ii) the amount of securities issued or to be issued by the SPAC to the SPAC sponsor, its affiliates, and promoters and the price paid or to be paid for such securities in connection with the de-SPAC transaction or any related financing transaction; and, (iii) outside of the table, the extent to which that compensation and securities issuance has resulted or may result in a material dilution of the equity interests of non-redeeming shareholders of the special purpose acquisition company. We note your narrative disclosure under the subheading “Interests of the Sponsor and Distoken’s Directors, Officers and Advisors...” beginning on page 45.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 53 and 54 of the Revised Draft Registration Statement.

Permissions Required from the PRC Authorities for Youlife’s Operations, page 51

12.	We note your response to prior comment 22 and reissue in part. Here, in the subsection immediately below titled “Permission, Review and Filing Required from the Authorities in The PRC Relating to the Business Combination,” and elsewhere throughout your proxy statement/prospectus as appropriate, revise to state whether any permission or approvals sought by you or your subsidiaries have been denied. In addition, we note your statement that you have “obtained the material necessary licenses and permits from the PRC government authorities”; please revise this statement to delete the materiality qualifier.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 58, 59 and 60 of the Revised Draft Registration Statement.

Risk Factors Summary

Risks Relating to Doing Business in China, page 56

13.	We note your response to prior comment 24, including the addition of a subsection titled “Risks Relating to Doing Business in China.” Please revise the risk factor beginning “The PRC government’s significant oversight and discretion over our business...” to remove the language stating “in extreme cases” regarding the potential value of your securities to significantly decline or become worthless. We note that this language is not reflected in the detailed risk factor on page 80.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 62 of the Revised Draft Registration Statement.

Risk Factors, page 64

14.	We note your response to prior comment 4. In the risk factors, please state that, to the extent cash/assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds/assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash/assets.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 98 and 101 of the Revised Draft Registration Statement.

Risks Relating to Youlife’s Business and Industry

We have incurred net losses and accumulated losses in the past and may not be able to achieve profitability in the future., page 65

15.	Please update disclosed amounts to match the restated financial statements of Youlife International Holdings. This comment applies to other sections of the risk factors discussion.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 74 and throughout the other sections of the of risk factors discussion in the Revised Draft Registration Statement.

Proposal 1: The Business Combination Proposal, page 132

16.	We note the response to prior comment 31 and reissue in part. To the extent not otherwise disclosed, please disclose any material interests in the Business Combination or any related financing transaction held by the Sponsor or Distoken’s officers or directors, including fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, Youlife, or held by Youlife’s officers or directors that consist of any interest in, or affiliation with, the Sponsor or Distoken. In this regard, we note for example that the current CEO of Youlife will continue to serve as the CEO of the post-Business Combination company. Refer to Item 1605(d) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the pages 35 and 152 of the Revised Draft Registration Statement. We respectfully advise the Staff that there are no other material interests in the Business Combination or related financing transaction held by the Sponsor or Distoken’s officers or directors, or held by Youlife’s officers or directors, save as those disclosed in the Revised Draft Registration Statement.

Background of the Business Combination, page 141

17.	We note your response to prior comment 32 and reissue in part. Please further expand your disclosure to discuss in greater detail what topics, considerations, factors and/or topics, financial or otherwise, were discussed in connection with the “several rounds of negotiations” between the management of Distoken and Youlife to reach the midpoint of $700,000,000 valuation after the initial expected valuation of $650,000,000 by Distoken and Youlife management’s expected valuation of $750,000,000. Additionally, please explain why this range was used a starting point for negotiations when it appears that the final equity value range determined by Marshall & Stevens was approximately $615,000,000 to $745,000,000 as disclosed on page 156.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 150 of the Revised Draft Registration Statement.

Unaudited Pro Forma Combined Statement of Operations, page 176

18.	We read your response to prior comment number 40. Please explain why there is no tax adjustment related to adjustment D to administrative expenses in the “Assuming Maximum Redemptions” scenario.

Response: In response to the Staff’s comments, the Company respectfully submits the following explanations.

1.	For the year ended December 31, 2023:

The Company respectfully advises the Staff that Adjustment D (now updated to Adjustment (DD)) to administrative expenses is related to total transaction costs of Youlife in connection with the closing of the business combination. The contracting party of these transaction costs is Youlife International Holdings Inc., which is a Cayman Islands exempted company. Residents of Cayman Islands are exempted from income tax, property tax, capital gain tax and withholding tax. As such, there is no need to adjust tax related to Adjustment (DD) to administrative expenses in the “Assuming Maximum Redemptions” scenario.

2.	For the six months ended June 30, 2024:

With the same fact, the Company respectfully advises the Staff that the company did not consider tax adjustment related to Adjustment (AA) to administrative expenses in the both scenarios.

19.	Please add an explanation in the notes for the 1,388 adjustment to administrative expenses in the “Assuming No Redemptions” scenario.

Response: The Company respectfully advises the Staff that Note C (now updated to Note (CC)) includes explanation for the 1,388 adjustment to administrative expenses in the “Assuming No Redemptions” scenario. The 1,388 reflects other taxes and surcharges imposed on interest income, which was accounted as the administrative expenses of Distoken’s book.

Information about Distoken

Significant Activities Since Inception, page 184

20.	We note your response to prior comment 43, including that the funds in the Trust Account are invested in U.S. government securities. Given that the assets in your trust account are securities, disclose the risk that you could be considered to be operating as an unregistered investment company and, if you are found to be so operating, you may be required to change your operations, wind down your operations, or register as an investment company under the Investment Company Act. Also include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and any warrants, which would expire worthless.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 132 and 133 of the Revised Draft Registration Statement.

Information about Youlife, page 203

21.	We note that “Youlife expects to launch projects in the Indonesian and Vietnamese markets in the second half of 2024...” Please revise your disclosure in this section as applicable to discuss the status of these overseas expansion plans.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 156 of the Revised Draft Registration Statement.

22.	We note your response to prior comment 44. Please revise the subsection titled “Teacher Recruitment” on page 217 to further clarify your relationship with the 3,876 teachers that are employed by the schools that Youlife manages, for example by explaining that your “management” relationship with these teachers is limited to certain activities such as teaching and training advice “based on the details of the clauses of the relevant cooperation agreement with the respective vocational school” and not direct management.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 227 of the Revised Draft Registration Statement.

Beneficial Ownership of Securities, page 260

23.	We note your response to prior comment 49. Please disclose the natural person(s) with voting and/or investment control over Lanxin Blue Limited. Also, we note your disclosure that “[n]o one individual controls FTCS or Sub GP.” Please disclose the natural person(s) with voting and/or investment control over FTCS and Sub GP; if, for example, a general partner controls FTCS or a managing member controls Sub GP, you should provide the name of the persons that control the general partner or managing member.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 275 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that it is not aware of any natural person(s) with voting and/or investment control over FTCS and Sub GP, and has relied on the disclosure contained in the Schedule 13G filed with the Commission on February 14, 2024 by (i) First Trust Merger Arbitrage Fund, (ii) First Trust Capital Management L.P., (iii) First Trust Capital Solutions L.P., and (iv) FTCS Sub GP LLC.

Enforceability of Civil Liabilities, page 286

24.	We note your response to prior comment 65 and reissue in part. Please revise this section and your risk factor section as appropriate to individually name the six directors, officers and members of senior management identified in your response that are located in the PRC/Hong Kong. Further, state clearly the jurisdiction where these relevant individuals are located. We note your risk factors beginning “Because Pubco is incorporated in the Cayman Islands, you may face difficulties...” on page 104 and “It may be difficult to enforce a U.S. judgement against Pubco or its directors and officers outside of the United States...” on page 105.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 100, 112 and 311 of the Revised Draft Registration Statement.

Youlife International Holdings Inc.

Consolidated Balance Sheets, page F-48

25.	Please revise all Youlife International Holdings financial statements to label 2022 and 2023 columns as restated.

Response: In response to the Staff’s comment, the Company has revised the disclosure throughout the financial statements of Youlife International Holdings in the Revised Draft Registration Statement.

28. Condensed Financial Information of the Parent Company, page F-88

26.	We read your response to prior comment number 63 and updated language. We partially re-issue the comment. Please revise to (i) describe the nature of any restrictions on the ability of consolidated subsidiaries and unconsolidated subsidiaries to transfer funds to you in the form of cash dividends, loans or advances, and (ii) disclose separately the amounts of such restricted net assets for unconsolidated subsidiaries and consolidated subsidiaries as of the end of the most recently completed fiscal year. Refer to Rule 4-08(e)(3) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages F-82 and F-83 of the Revised Draft Registration Statement.

General

27.	Please revise to add disclosure pursuant to Item 1604(c) of Regulation S-K. Note the net tangible book value per share, as adjusted, as if the selected redemption levels have occurred should exclude the de-SPAC transaction itself.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 23 of the Revised Draft Registration Statement.

28.	We note your response to prior comment 67 and reissue in part. Please revise to include the disclosure required by Item 1603(a)(2), (3), (4), (5) and (8) and 1603(c) of Regulation S-K. To the extent you believe you have provided such disclosure, please tell us in your response letter where each piece of disclosure is located.

Response: The Company respectfully advises the staff that disclosure required under Item 1603(a)(2) and 1603(a)(4) can be found on pages 8, 202 to 207 of the Revised Draft Registration Statement, and disclosure required under Item 1603(a)(3) of Regulation S-K can be found in section entitled “Directors, Officers, Corporate Governance and Executive Compensation of Distoken Prior to the Business Combination” starting on page 202 of the Revised Draft Registration Statement. The Company has added the applicable negative statements in response to the disclosure required under Item 1603(a)(5) and Item 1603(a)(8) on page 147 of the Revised Draft Registration Statement.

29.	In appropriate places, disclose that the disparate voting rights structure may have anti-takeover effects preventing a change in control transaction that shareholders might consider in their best interest, as well as has that future issuances of Class B ordinary shares may be dilutive to holders of Class B ordinary shares.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 114, 115 and 122 of the Revised Draft Registration Statement.

30.	On page 114 you state that “if Pubco’s securities are not listed on Nasdaq and are quoted on over-the-counter market, the liquidity and price of Pubco’s securities may be more limited...and [y]ou may be unable to sell your securities.” However, on page 21 you state that the ability of “Pubco...to meet the minimum listing standards for Nasdaq...is a condition to Closing.” Please revise to address this apparent discrepancy regarding whether the listing of Pubco’s shares on Nasdaq is a condition to Closing. Please tell us what consideration you have given to including risk factor disclosure regarding the consequences if Pubco’s securities fail to be listed on Nasdaq.

Response: The Company respectfully clarifies that listing on Nasdaq is a condition to Closing, and the Business Combination will not be consummated if Pubco is unable to meet the minimum listing standards for Nasdaq. The Company has revised the disclosure on page 121 of the Revised Draft Registration Statement.

***

If you have any questions regarding the Revised Draft Registration Statement, please contact Ms. Dan Ouyang by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com.

Very truly yours,

/s/ Ouyang Dan
Ouyang Dan

Enclosures

cc:

Lidong Zhu, Chief Financial Officer, Youlife Group Inc.

Jian Zhang, Chairman and Chief Executive Officer, Distoken Acquisition Corporation

K. Ronnie Li, Partner, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Richard I. Anslow, Esq., Partner, Ellenoff Grossman & Schole LLP